FIDELITY CAPITAL CONCEPTS LIMITED

Suite 1000

409 Granville Street

Vancouver, B.C.

V6C 1T2

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

March 30, 2004

VIA FACSIMILE/EDGAR:  (202)942-9516

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly

                  Division of Corporation Finance

Dear Ms. Reilly:

Re:  Fidelity Capital Concepts Limited

        - Request for Withdrawal of Form 20FR12G Registration Statement

        - File Number 000-50489

        - Filed March 5, 2004

On behalf of Fidelity Capital Concepts Limited (the "Company"), I hereby withdraw the Company's Form 20FR12G registration statement (file no. 000-50489) which our filing agent inadvertently classified and filed on March 5, 2004 as a Form 20FR12G instead of a Form 10-SB/A registration statement.  Our filing agent has rectified this mistake by refiling the registration statement under the proper classification of a Form 10-SB/A registration statement on March 5, 2004.

Please contact Gerald R. Tuskey at (604)681-9588 or fax him at (604)688-4933 with any questions or comments you may have.  Thank you for your assistance.

Yours truly,

Fidelity Capital Concepts Limited

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey,

C.F.O. and Director